Mitsubishi Corporation
2-3-1 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

November 16, 2006
Our ref. No. PI 094

The U.S. Securities and Exchange Commission [redacted]
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

06018601

Re:Mitsubishi Corporation - File No. 82-3784

SUPPL

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

· **Corporate Governance Report**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

PROCESSED
NOV 2 4 2006
THOMSON
FINANCIAL

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations

Corporate Governance Report

Report date:	November 15, 2006
Company:	Mitsubishi Corporation
Stock code:	8058
President:	Yorihiko Kojima, President and CEO
Inquiries:	Shinji Shimada, Manager, Corporate Administration Dept. +81-3-3210-2359
URL:	http://www.mitsubishicorp.com

I. Basic Stance on Corporate Governance, Shareholder Composition, Corporate Data and Other Basic Information

1. Basic Stance on Corporate Governance

Mitsubishi Corporation is engaged in ongoing efforts to strengthen its management system with the aim of achieving sustained growth over the medium and long term. Under INNOVATION 2007, the Company's four-year medium-term management plan launched in the fiscal year ended March 31, 2005 (fiscal 2005), the continuous strengthening of corporate governance and the refinement of internal control systems have been key management issues. The Company is implementing various initiatives with due consideration also given to the *Principles of Corporate Governance for Listed Companies* prescribed by the Tokyo Stock Exchange (TSE).

Regarding the corporate governance framework, Mitsubishi Corporation believes that more importance should be placed on strengthening the existing system rather than merely adhering to a system or structure per se. Based on this belief, while maintaining a Corporate Auditor System, in addition to mandatory organizations and governance systems, Mitsubishi Corporation is improving and strengthening its corporate governance in various ways. Actions include appointing outside directors, introducing the executive officer system and setting up advisory committees. Mitsubishi Corporation's Board of Directors has 17 members, 4 of whom are outside directors. The Board is responsible for making decisions concerning important management issues and overseeing business execution. Furthermore, the term of directors is one year to provide greater flexibility in determining the composition of the Board of Directors.

Moreover, Mitsubishi Corporation has established standards relating to corporate

■1,000 or more

(5) Operating transactions (Consolidated):

□Under ¥10 billion

□¥10 billion to under ¥100 billion

□¥100 billion to under ¥1,000 billion

■¥1,000 billion or more

(6) Has a parent company:

□Yes

■No

(7) Number of consolidated subsidiaries:

□Under 10

□10 to under 50

□50 to under 100

□100 to under 300

■300 or more

4. Other Special Circumstances That Could Materially Affect Corporate Governance

Mitsubishi Corporation has equity interests in certain publicly owned companies: a 50.02% stake in RYOSHOKU LIMITED, a wholesaler of processed food products that is listed on the First Section of the Tokyo Stock Exchange; a 64.62% stake in Nippon Care Supply Co., Ltd., which markets and rents nursing care equipment and is listed on the TSE's Mothers market; and a 51.00% stake in Kinsho Corporation, a wholesaling company listed on the First Section of the TSE.

Mitsubishi Corporation expects to maximize corporate value by respecting the autonomy of these subsidiaries. At the same time, to raise the value of the Group, the Company endeavors to optimize Group management, such as by using the same management philosophy and management strategy for the entire Group.

II. Management Organization and Other Corporate Governance Systems Concerning Management Decision-Making, Execution and Supervision

(1) Organizational form: Company employing a Corporate Auditor System

(2) Directors

① Chairperson of Board of Directors

□President

3) Relationship With the Company (2)

Name	Reason for appointment as outside director
Takashi Nishioka	Mr. Nishioka has been involved in the management of Mitsubishi Heavy Industries, Ltd. for many years, and, his experience and insight as an expert in management gained throughout his professional career are thus immensely valuable to the Company. Further, as an outside director, he offers valuable views and advice as needed to management of the Company through Board of Directors meetings, thus helping to improve the Company's corporate value.
Ichiro Taniguchi	Mr. Taniguchi has been involved in the management of Mitsubishi Electric Corporation for many years, and, his experience and insight as an expert in management gained throughout his professional career are thus immensely valuable to the Company. Further, as an outside director, he offers valuable views and advice as needed to management of the Company through Board of Directors meetings, thus helping to improve the Company's corporate value.
Tatsuo Arima	Mr. Arima has held important posts in the Ministry of Foreign Affairs of Japan and elsewhere, and, his experience and insight gained throughout his professional career are thus immensely valuable to the Company. Further, as an outside director, he offers valuable views and advice as needed to management of the Company through Board of Directors meetings and other opportunities, thus helping to improve the Company's corporate value.
Tomio Tsutsumi	Mr. Tsutsumi has held important posts such as Vice Minister of the former Ministry of International Trade and Industry and President of Japan Finance Corporation for Small and Medium Enterprise, and, his experience and insight gained throughout his professional career are thus immensely valuable to the Company. Further, as an outside director, he offers valuable views and advice as needed to management of the Company through Board of Directors opportunities and other meetings, thus helping to improve the Company's corporate value.

4) Matters Concerning Main Activities of Outside Directors

The Company's Board of Directors convened 14 times (including extraordinary meetings) during the fiscal year ended March 31, 2006. In total, the attendance rate of the four outside directors was 80%. The outside directors offered useful opinions and advice on management of the Company at these meetings from a neutral and objective standpoint.

(3) Corporate Auditors

①Establishment of Board of Corporate Auditors

■Yes

□ No

②Number of corporate auditors: 5

③Cooperation between corporate auditors and the independent auditors

Corporate auditors meet with the independent auditors, in principle, once a month to exchange information, including submission by the independent auditors of audit plans and reports on audit activities. Furthermore, information is shared with the independent auditors of important subsidiaries from a Group management standpoint,

g. Receives compensation as an executive from the parent company of the Company or a subsidiary of the applicable parent company or has a beneficial interest in other assets of same

h. Has signed a limitation of liability agreement with the Company

i. Other

3) Relationship With the Company (2)

Name	Reason for appointment as outside corporate auditor
Shigemitsu Miki	Mr. Miki has been involved in the banking industry for many years, and, his experience and insight as an expert in management gained throughout his professional career are thus immensely valuable to the Company. Further, as an outside corporate auditor, he offers valuable views and advice as needed to management of the Company through Board of Directors and Board of Corporate Auditors meetings, thus helping to improve the Company's corporate value.
Koukei Higuchi	Mr. Higuchi has been involved in the non-life insurance industry for many years, and, his experience and insight as an expert in management gained throughout his professional career are thus immensely valuable to the Company. Further, as an outside corporate auditor, he offers valuable views and advice as needed to management of the Company through Board of Directors and Board of Corporate Auditors meetings, thus helping to improve the Company's corporate value.
Shigeru Nakajima	Mr. Nakajima has much experience in the field of corporate law as an attorney, and, his expertise and experience are thus immensely valuable to the Company. Further, as an outside corporate auditor, he offers valuable views and advice as needed to management of the Company through meetings of the Board of Directors, Board of Corporate Auditors and other opportunities, thus helping to improve the Company's corporate value.

4) Matters Concerning Main Activities of Outside Corporate Auditors

The Company's Board of Directors convened 14 times (including extraordinary meetings) during the fiscal year ended March 31, 2006. In total, the attendance rate of the three outside corporate auditors was 79%. The outside corporate auditors offered useful opinions and advice on management of the Company at these meetings from a neutral and objective standpoint.

(4) Incentive System

①Initiatives to offer incentives to directors

☐Introduced results-linked remuneration system

■Introduced stock option system

☐Other

☐None

[Supplementary explanation regarding applicable item]

Regarding the compensation of directors (excluding outside directors), the relationship with operating results has been strengthened and directors' bonuses are

Fiscal 2006 Total no. granted: 3,061 (Exercise price=1 yen)
Balance at March 31, 2006: 2,998

(5) Disclosure Concerning Directors' Remuneration

①Disclosure method

■Financial report (*Yukashoken hokokusho*)

□Earnings release

■Business report

□Other

②Degree of disclosure

□Total amount for all directors

■Total amount for inside directors and outside directors separately

□Other

[Supplementary explanation regarding applicable item]

Total directors' remuneration for fiscal 2006 was ¥756 million to 16 inside directors and ¥86 million to 4 outside directors. Total corporate auditors' remuneration for the same fiscal year was ¥60 million to 2 inside corporate auditors and ¥27 million to 3 outside corporate auditors.

Note:

1. As of March 31, 2006, there were 17 directors, including 4 outside directors, and 5 corporate auditors, including 3 outside corporate auditors. The number of directors to whom remuneration was paid includes the 3 directors who left office on June 24, 2005.
2. The remuneration of directors and corporate auditors was limited to a maximum of ¥90 million and ¥9 million a month, respectively, in accordance with a resolution approved at the Ordinary General Meeting of Shareholders on June 29, 1989. However, in accordance with a resolution approved at the Ordinary General Meeting of Shareholders on June 27, 2006, these figures were revised to ¥120 million and ¥12 million, respectively.
3. Retirement allowances (excluding executive pension) paid to the directors who retired for fiscal 2006 were ¥406 million. Furthermore, the total amount paid for fiscal 2006 as executive pension to the directors and corporate auditors who retired was ¥278 million and ¥11 million, respectively. These amounts are not included in the previously mentioned

discussions with internal departments, including important offices in Japan and overseas, as well as visit main subsidiaries that are important from the perspective of Group management to conduct audits.

(5) Regarding internal audits, the Internal Audit Dept. (64 members) conducts audits of the Company, regional subsidiaries and affiliated companies from a company-wide perspective. In addition, each business group has established its own internal audit organization, under which audits are carried out on a consolidated basis. These internal audits are conducted after selecting audit targets based on an annual audit plan. The results of audits by the Internal Audit Dept. are reported after each audit to the president, corporate auditors and other concerned parties and regularly to the Board of Directors and Executive Committee.

(6) The certified public accounts who carried out the independent audit of the Company were Masahiro Watanabe, Shuko Shimoe, Michio Fujii and Takashi Mine of Deloitte Touche Tohmatsu.

III. Implementation of Initiatives Concerning Shareholders and Other Stakeholders

1. Measures to Ensure an Active Ordinary General Meeting of Shareholders and Smooth Exercise of Voting Rights

Item	Applicable	Remarks
a. Early notification of the Ordinary General Meeting of Shareholders	○	Notice of convocation is sent three weeks before the meeting
b Scheduling of the Ordinary Genera Meeting of Shareholders to avoid dates of most other shareholder meetings	○	
c. Allows voting rights to be exercised via the Internet	○	
d. Other	○	The notice of convocation is posted on the Company's website, along with an English version, after being sent to shareholders
e. No special measures		

2. Investor Relations (IR) Activities

Item	Applicable	(*)	Remarks
a. Holds regular investor meetings for individual investors	○	○	
b. Holds regular investor meetings for analysts and institutional investors	○	○	
c. Holds regular investor meetings for overseas institutional investors	○	○	

Mitsubishi Corporation is building and operating an internal control system, as discussed below, so as to ensure that business activities are conducted properly and in conformity with laws and its Articles of Incorporation. Efforts are ongoing to reform and improve this system.

1. Efficient Business Execution

The president delineates basic management policies and sets specific management goals. At the same time, the president formulates management plans and regularly follows up on progress in achieving targets efficiently.

The organization is realigned and resources deployed as necessary so as to achieve management targets in the most efficient manner possible. Furthermore, the organizational chain of command is clearly laid out and authority delegated to managers and their staff of organizational bodies to the extent necessary to accomplish targets. These people are required to submit reports regularly.

2. Compliance

Compliance, which is defined as acting in compliance with laws, regulations and in conformity with social norms, is regarded as a matter of the highest priority in conducting business activities. Mitsubishi Corporation has formulated internal regulations, including a corporate philosophy, as well as a Code of Conduct, which specifies matters that all officers and employees must pay particular attention to in relation to compliance. Efforts are made to ensure that all officers and employees are familiar with these internal regulations and the Code of Conduct.

To promote compliance, Mitsubishi Corporation has established a cross-organizational framework headed by the Chief Compliance Officer. Under this framework, Mitsubishi Corporation also established an internal whistleblower system, is working to identify compliance problems and share information, and takes preventive and corrective measures such as offering relevant training.

3. Risk Management

Regarding risks associated with business activities, Mitsubishi Corporation has designated categories of risk and has established departments responsible for each category. Mitsubishi Corporation also has in place policies, systems and procedures for managing risk. Furthermore, Mitsubishi Corporation responds to new risks by

Mitsubishi Corporation specifies a responsible department for the oversight of each subsidiary and affiliate and quantitatively monitors business performance, management efficiency and other operational aspects of each company every year. Efforts are also made to monitor qualitative issues such as compliance and risk management.

Mitsubishi Corporation demonstrates its commitment to making improvements to subsidiaries and affiliates by sending directors to sit on their boards, signing merger agreements, exercising its voting rights and in other ways. These actions are taken to raise the corporate value of the Mitsubishi Corporation Group.

7. Internal Auditing

Each organization takes responsibility for reviewing and improving its business activities on a regular basis. In addition, to more objectively review and evaluate the business activities of each organization, Mitsubishi Corporation conducts regular audits through an internal audit organization.

8. Corporate Auditors

Corporate auditors attend and express opinions at meetings of the Board of Directors and other important management meetings. In addition, corporate auditors gather information and conduct surveys, keeping channels of communication open with directors, employees and others who cooperate with these efforts.

If there is a risk of a certain level of financial loss or a major problem, the person responsible for the department concerned is required to immediately report to corporate auditors in accordance with predetermined standards and procedures.

To raise the effectiveness of audits conducted by corporate auditors, personnel are appointed to assist corporate auditors in carrying out their duties. Mindful of the need for independence, the opinions of corporate auditors are respected and other factors taken into consideration when evaluating and selecting people to assist them.

V. Other

1. Matters concerning anti-takeover measures

(none)

Corporate Governance Framework


General Meeting of Shareholders
Appointment/Dismissal
Determination of
Remuneration Parameters
Appointment/Dismissal
Determination of
Remuneration Parameters
Appointment/
Dismissal
Request
Advice
Board of Directors
Audit
and Report
Corporate Auditors
(Board of Corporate
Auditors)
Repot
Independent
Auditors
Repot
Governance
Committee
International
Advisory
Committee
Appointment
and Oversight
Submit Important
Matters and
Report on
Execution of
Operations
Audit
Audit
(Executive Officers and
Executive organization)
Cooperation Among Corporate Auditors/Internal Audit
Dept. /Independent Auditors
President and CEO
Executive
Committee
Internal Audit Dept
Business
Activity Audits
Main Committees Related to Internal Control
Portfolio Management Committee
Compliance Committee
Disclosure Committee
ISMS Committee
6 Business Groups
Audit
Organizations
Within Groups
and Offices
Divisions/BUs
Domestic and Overseas
Offices
Group Companies
Corporate Staff Section
Establishes systems and strategies
related to internal control and ensures
compliance

Mitsubishi Corporation
2-3-1 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

November 16, 2006
Our ref. No. PI 094

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

· **Corporate Governance Report**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations